UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number 001-34798

SMART TECHNOLOGIES INC.

3636 Research Road N.W.

Calgary, Alberta

Canada T2L 1Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) AND INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-181530) OF SMART TECHNOLOGIES INC. FILED WITH THE COMMISSION, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE COMMISSION, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS THE REGISTRANT SUBSEQUENTLY FURNISHES TO OR FILES WITH THE COMMISSION.

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

Press release issued by the registrant on May 6, 2016 to provide certain additional information regarding the consolidation of its Common Shares on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares (the “Consolidation”)

Certificate and Articles of Amendment with respect to an amendment of the registrant’s Articles of Incorporation to effect the Consolidation, as filed with the Registrar of Corporations in Alberta, Canada on May 6, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART TECHNOLOGIES INC.

By:	/s/ Matt Sudak
Name:	Matt Sudak
Title:	Vice President, Legal, General Counsel and Corporate Secretary

Date: May 6, 2016

Exhibit	Index
99.1	Press Release dated May 6, 2016 – SMART Technologies Announces Share Consolidation
99.2	Certificate and Articles of Amendment dated May 6, 2016